575 Madison Avenue
New York, NY 10022-2585
212.940.8800 tel
212.940.8776 fax

PETER J. SHEA
peter.shea@kattenlaw.com
212.940.6447 direct
212.894.5724 fax

May 23, 2011

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

IndexIQ ETF Trust
Registration Nos.: 333-152915 and 811-22227
Response to Oral Comments

Dear Ladies and Gentlemen:

     On behalf of our client, IndexIQ ETF Trust (the “Trust”), and together with this correspondence, we are filing with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 16 (the “Amendment”) under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 18 under the Investment Company Act of 1940 (the “1940 Act”) to the registration statement on Form N-1A (the “Registration Statement”) concerning the registration of the shares of the following exchange traded funds:

IQ Mexico Small Cap ETF;
IQ Asian Tigers ETF;
IQ Asian Tigers Consumer ETF;
IQ Asian Tigers Small Cap ETF;
IQ Asia Pacific ex-Japan Small Cap ETF;
IQ Australia Mid Cap ETF;
IQ Canada Mid Cap ETF;
IQ Japan Mid Cap ETF;
IQ Emerging Markets Mid Cap ETF;
IQ Global Precious Metals Small Cap ETF; and
IQ U.S. Real Estate Small Cap ETF,

which are each a series of the Trust (each, a “Fund” and, collectively, the “Funds”). Blacklined copies of the Amendment that have been marked to show changes as against Post-Effective Amendment No. 15 to the Registration Statement under the 1933 Act (the “Prior Amendment”)

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

Securities and Exchange Commission
May 23, 2011

are being sent to the Commission’s Staff under separate cover. Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment.

     With respect to the Staff’s comments delivered telephonically by Mr. John M. Ganley in communications occurring on April 28, 2011, May 2, 2011 and May 10, 2011, we have responded supplementally below and with the Amendment. Where we have responded to a comment concerning one location, we have made corresponding changes also concerning similar disclosure appearing elsewhere in the Registration Statement.

     In the following discussion, we have summarized the Staff’s oral comments in bold and provided the Trust’s response immediately thereafter. Page numbers referenced below are to the prospectus pages contained in the Prior Amendment. The comments have been numbered for convenience.

Prospectus cover page

1. Please correct the number of Funds to which the prospectus relates.

     The indicated number of Funds has been corrected.

Prospectus Summary – Principal Investment Strategies (e.g., IQ Mexico Small Cap ETF, pages 2-3)

2. Please include in the prospectus summary section entitled “Principal Investment Strategies” for each Fund as applicable the Fund’s policy to invest, under normal circumstances, at least 80% of the value of its assets in certain investments, industries, countries or geographic regions as required by Rule 35d-1 under the 1940 Act.

     The summary of the principal investment strategies of each Fund to which Rule 35d-1 applies has been revised to include the applicable investment policy.

3. Please provide to the Staff as supplemental information the approximate number of companies that will serve as Underlying Index Components for each Fund’s Underlying Index.

     The approximate number of Underlying Index Components for each Underlying Index is as follows:

Underlying Index	Number of Underlying Index Components

IQ Mexico Small Cap Index	25
IQ Asian Tigers Index	200

Securities and Exchange Commission
May 23, 2011

IQ Asian Tigers Consumer Index	100
IQ Asian Tigers Small Cap Index	200
IQ Asia Pacific ex-Japan Small Cap Index	200
IQ Australia Mid Cap Index	50
IQ Canada Mid Cap Index	50
IQ Japan Mid Cap Index	100
IQ Emerging Markets Mid Cap Index	400
IQ Global Precious Metals Small Cap Index	100
IQ U.S. Real Estate Small Cap Index	40

Prospectus Summary – Portfolio Manager

4. Please revise to indicate how long Ms. Julie Abbett has served as portfolio manager for each Fund. If her service has been since the Fund’s inception, please so indicate.

     The portfolio manager disclosure has been revised as requested.

Prospectus Summary – IQ Australia Mid Cap ETF – Principal Investment Strategies (page 32)

5. Please clarify for this Fund and any other Fund utilizing a mid cap Underlying Index the meaning under the fourth bullet point of the phrase “average market capitalization in the range of the top 85 percent and top 70 percent . . . ranking of companies.”

     The requested clarification has been added to the disclosure.

Prospectus Summary – IQ Japan Mid Cap ETF – Principal Risks – Risks of Investing in Japan (page 45)

6. Please consider additional geographical risks attendant to investing in Japan, including risk of natural disasters.

     Disclosure of Japanese geographical risks has been included in the Prospectus Summary and under the caption “Additional Description of the Principal Risks of the Funds – Risks of Investing in Japan” in the prospectus.

Additional Description of the Principal Strategies of the Funds (page 67)

7. Please explain to the Staff how the Funds intend to treat Financial Instruments for purposes of the 80% asset investment policies required by Rule 35d-1.

Securities and Exchange Commission
May 23, 2011

     The Trust’s 1940 Act exemptive order allows the Funds to function as exchange-traded funds without violating the 1940 Act (the “Order”) Investment Company Act Release Nos. 28638 (February 27, 2009) (notice); and 28653 (March 20, 2009) (order). Under the Order, each Fund is required to invest at least 80% of the value of its assets in the securities constituting the Underlying Index Components of the Fund’s Underlying Index (the “80% bucket”). See page 39 of 163 of Fifth Amended and Restated Application dated March 10, 2009. The 80% bucket cannot contain Financial Instruments. Financial Instruments, and any other non-Underlying Index Component investment, fall into a permitted 20% of a Fund’s assets category as long as these investments are believed to help the Fund track its Underlying Index (the “20% bucket”). No Underlying Index’s Underlying Index Components are Financial Instruments. Consequently, a Fund’s adherence to the Order’s conditions also serves to ensure its compliance with the investment policies required by Rule 35d-1.

     Moreover, footnote 13 to the adopting release for Rule 35d-1 indicates that synthetic investments, such as the Financial Instruments, will meet the rule’s required investment policies if they possess the same economic characteristics as the investments suggested by a fund’s name. Investment Company Act Release No. 24828, 74 SEC Docket 313 (Jan. 17, 2001). By virtue of the Order’s conditions, any investment included in the 20% bucket must be believed by the Advisor to assist the Fund in tracking its Underlying Index or, stated another way, such investments must be believed by the Advisor to offer the same economic characteristics as an Underlying Index Component or group of Components or as the Underlying Index from which the Fund has derived its name. Compliance with the Order with respect to the 20% bucket will automatically cause Financial Instruments to satisfy the required Rule 35d-1 investment policies.

Additional Investment Strategies (pages 91-92)

8. Please explain to the Staff how the criteria to determine “domicile” for an Underlying Index Component are utilized in the determination of domicile.

     The Index Provider constructs each Index underlying each Fund using information published by FactSet, an unaffiliated third-party data provider with whom the Index Provider has subscribed to receive this information. According to FactSet, the factor called “domicile,” which the Index Provider uses, among other factors, to identify eligible companies for each respective Index, uses the following criteria to determine a company’s domicile:

  the country where a company is incorporated;

  the country where a company is headquartered;

  the country where a company has a majority of its operations;

Securities and Exchange Commission
May 23, 2011

  the country where a company conducts a majority of its sales; and

  the country where a company’s shares are traded in the most liquid manner.

     FactSet’s use of all of these factors ensures that each issuer has sufficient economic ties necessary to meet the fund naming requirements of Rule 35d-1.

Determination of Net Asset Value (NAV) (pages 99-100)

9. Please tailor the discussion of when investments may be fair valued to the situation of each Fund.

     Disclosure has been added concerning which Funds are potentially subject to fair valuation due to their investments in foreign securities where such foreign securities trade on exchanges that close before the Fund’s NAV is calculated. The other types of situations that may cause fair valuation of a Fund’s investments are episodic and apply to all Funds equally.

Statement of Additional Information – Management – Members of the Board and Officers of the Trust (pages B-12 – B-13)

10. Please confirm that the information under the column “Other Directorships Held by Trustee” encompasses all directorships held during the last five years.

     The information presented covers directorships held in the last five years. Additionally, a parenthetical indicating years of service, where appropriate, has been added to the information under this column.

Statement of Additional Information – Management – Individual Trustee Qualifications (page B-15)

11. Please add a statement concerning the qualifications of Mr. Gene Chao to serve on the Board.

     A statement concerning Mr. Chao’s qualifications to serve on the Board has been included.

* * *

     The filing of the Amendment is made pursuant to Rule 485(b) promulgated under the 1933 Act. The Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(b).

Securities and Exchange Commission
May 23, 2011

     Please do not hesitate to contact me at (212) 940-6447 or Greg Xethalis at (212) 940-8587 if you have any questions or comments with respect to the foregoing responses or to the Amendment.

Very truly yours,

/s/ Peter J. Shea
Peter J. Shea

cc (w/enclosures):	Mr. John M. Ganley, Senior Counsel Mr. Adam S. Patti Mr. David Fogel Mr. Gregory D. Bassuk